JinkoSolar Holding Co., Ltd.

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

September 23, 2022

VIA EDGAR

Ernest Greene

Anne Mcconnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. (the “Company”)
Form 20-F for the Year ended December 31, 2021 (“FY 2021 20-F”)
Filed April 28, 2022
File No. 001-34615

Dear Mr. Greene and Ms. Mcconnell:

The Company confirms receipt of the comments on its FY2021 20-F from the Securities and Exchange Commission dated September 20, 2022 (the “Comment Letter”), and would like to request an extension to respond to the Comment Letter.

Given the week-long public holiday from October 1 to October 7, 2022 in China, the Company has limited resources to work on the response. The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than October 19, 2022.

If you have any questions regarding the FY 2021 20-F, please contact Mr. Mengmeng (Pan) Li, the chief financial officer of JinkoSolar Holding Co., Ltd., by telephone at (86-793) 846-9699 or via e-mail at pan.li@jinkosolar.com.

Very truly yours,

By:	/s/ Mengmeng (Pan) Li
Name: Mengmeng (Pan) Li
Title: Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP